  Exhibit 99.1

CORDOVACANN ESTABLISHES OREGON-BASED VERTICALLY INTEGRATED
CANNABIS PLATFORM

TORONTO, ONTARIO, June 21, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that the Company has completed its acquisition of Oregon-based assets to establish a vertically integrated cannabis platform including cultivation, processing and retail operations. The Company financed the transactions through debt facilities totaling US $1,000,000 as further detailed below.

Cordova solidified its Oregon-based platform through the following transactions:

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Completed the acquisition of the remaining 72.5% membership interest in Cordova OR Operations, LLC (“OR Operations”), that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”) and other cultivation and processing assets; and the acquisition of all of the membership interest in Future Processing LLC (“Future Processing”), that has submitted an application for a marijuana processor application on the Property; for a total purchase price of US $1,045,000, inclusive of the previously deposited amount of US $205,000. Upon closing, OR Operations and Future Processing became wholly-owned subsidiaries of the Company; and

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Entered into definitive asset purchase agreements to acquire substantially all of the assets of Farms of the Future, Inc. (“FOTF”) and B and M Holdings, LLC (“BM Holdings”) for a total purchase price of US $345,000, which is to include two Oregon Liquor Control Commission (the “OLCC”) licenses; a Mixed Use Tier II Production License for the Property and a Recreational Retail License for a rental premise in Portland, Oregon. The Company has made non-refundable payments totaling US $99,000 with the balance of US $246,000 to be paid within 45 days. Transfer of the licenses is conditional upon OLCC approval of the transfer or issuance of new substantially equivalent licenses.

In order to facilitate the above transactions, Cordova entered into the following debt facilities:

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A secured promissory note (the “Promissory Note”) in the principal amount of US $531,915, due six (6) months from the date of issuance with an initial draw of US $500,000 implying interest at a rate of twelve (12%) per annum. The Promissory Note is secured directly by the Property; and

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A syndicated, secured loan facility (the “Loan”) in the principal amount of US $500,000, due six (6) months from the date of issuance bearing interest at a rate of fifteen (15%) per annum. The Loan is secured by a general security interest over all the assets of Cordova OR Holdings, LLC, a wholly-owned subsidiary of the Company and parent to OR Operations. In connection to the Loan, Cordova issued warrants for the purchase of 200,000 common shares of the Company exercisable until June 18, 2021 at a price of CDN $1.00 per share.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “We are excited to have complete ownership of our Oregon operations and we look forward to utilizing our investment of over US $1,400,000 in expansion capital spent over the past year on these facilities. With 10,000 sq. ft. of indoor cultivation canopy and a 14,000 sq. ft. of processing and extraction facility, we expect to provide an expanded product offering to the Oregon market in the upcoming months. Additionally, the Cannabilt branded dispensary in Portland will further enhance the brand recognition of our products and our growth and profitability in Oregon.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169